As Filed with the Securities and
Exchange Commission on July 28, 2004.                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                        PRUDENTIAL PUBLIC LIMITED COMPANY
                            (Exact name of issuer of
                             deposited securities as
                            specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                                ENGLAND AND WALES
            (Jurisdiction of incorporation or organization of issuer)
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                   388 Greenwich Street, New York, N.Y. 10013
                            Telephone (212) 816-6763

  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                     Jackson National Life Insurance Company
                        1 Corporate Way Lansing, MI 48951
                              Attn: General Counsel
                            Telephone (908) 203-2863

  (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

      Sebastian R. Sperber, Esq.                               Sara Hanks
  Cleary, Gottlieb, Steen & Hamilton                     Clifford Chance US LLP
City Place House, 55 Basinghall Street                    31 West 52nd Street
       London EC2V 5EH, England                         New York, New York 10019

        It is proposed that this filing become effective under Rule 466

                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

======================================== ==================== ====================== ====================== ======================
                                                                Proposed maximum       Proposed maximum
       Title of each class of                 Amount          aggregate price per    aggregate offering          Amount of
    Securities to be registered           to be registered           unit(1)               price(2)          registration fee(3)
---------------------------------------- -------------------- ---------------------- ---------------------- ----------------------
American Depositary Shares evidenced
by American Depositary Receipts, each        50,000,000              U.S. $0.05            U.S. $500,000          U.S. $316.75
American Depositary Share representing        American
one preference share of Prudential         Depositary Shares
Public Limited Company (the "Shares").
======================================== ==================== ====================== ====================== ======================

(1)  Each Unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

(3) A registration fee of U.S. $4,702,120 paid with respect to the Issuer's Registration Statement No. 333-57586, filed on March 26, 2001 and relating to 1,970,263,000 of the Issuer's ordinary shares which remain unsold, is being offset against the registration fee of $316.75 which is currently due.

The Issuer hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Issuer shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                    PART I


                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET



Item 1. Description of Securities to Be Registered

                                               Location in Form of American
                                                     Depositary Receipt
       Item Number and Caption                 Filed Herewith as Prospectus
       -----------------------                 ----------------------------
(1) Name and address of depositary          Introductory Article

(2) Title of American Depositary            Face of American Depositary Receipt,
    Receipts and identity of                top center
    deposited securities

Terms of Deposit:

  (i)   The amount of deposited             Face of American Depositary Receipt,
        securities represented by one       upper right corner
        unit of American Depositary Shares

  (ii)  The procedure for voting, if        Paragraphs (16) and (17)
        any, the deposited securities

  (iii) The collection and distribution     Paragraphs (9), (14) and (16)
        of dividends

  (iv)  The transmission of notices,        Paragraphs (13), (14), (15), (16)
        reports and proxy soliciting        and (17)
        material

  (v)   The sale or exercise of rights      Paragraph (14), (16) and (18)

  (vi)  The deposit or sale of              Paragraphs (14) and (18)
        securities resulting from
        dividends, splits or plans of
        reorganization

  (vii) Amendment, extension or             Paragraphs (22) and (23)
        termination of the Deposit
        Agreement

 (viii) Rights of holders of Receipts       Paragraph (13)
        to inspect the transfer
        books of the depositary and
        the list of holders of Receipts

  (ix)  Restrictions upon the right to      Paragraphs (2), (3), (4), (6), (9)
        deposit or withdraw the             and (13)
        underlying securities

  (x)   Limitation upon the liability       Paragraphs (19) and (20)
         of the depositary

(3) Fees and Charges                        Paragraph (4), (7) and (10)

Item 2. Available Information

                                                Location in Form of American
                                                       Depositary
        Item Number and Caption             Receipt Filed Herewith as Prospectus
        -----------------------             ------------------------------------
 (a)    Statement that Prudential           Paragraph (13)
        Public Limited Company is
        subject to the periodic
        reporting requirements of the
        Securities Exchange Act of 1934
        and accordingly files certain
        information with the
        Commission, and that such
        reports can be inspected by
        holders of American Depositary
        Receipts and copied at the
        public reference facilities
        maintained by the Commission
        located at Judiciary Plaza, 450
        Fifth Street, N.W., Washington
        D.C. 20549.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

     (a) Form of Deposit Agreement. Form of the Deposit Agreement by and among Prudential Public Limited Company (the "Company"), Citibank, N.A. (the "Depositary") and all Holders and Beneficial Owners from time to time relating to the American Depositary Receipts registered hereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

     (d) Opinion of counsel for the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e) Certification under Rule 466. Not applicable.

Item 4.  Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Citibank certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 28, 2004.

                                        Legal entity created by the
                                        agreement for the issuance of
                                        American Depositary Receipts for
                                        shares of Prudential Public
                                        Limited Company


                                        By:   CITIBANK, N.A.,
                                              as Depositary



                                        By:   /s/ Susanna Mancini
                                              Name:  Susanna Mancini
                                              Title: Vice President

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, Prudential plc certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on July 28, 2004.



                                 PRUDENTIAL PLC




                                        By:    /s/ Jonathan Bloomer
                                        Name:  Jonathan Bloomer
                                        Title: Group Chief Executive


     Know all persons by these presents that each of the undersigned constitutes and appoints Jonathan Bloomer and Peter Maynard, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the
Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated on July , 2004.







By:        /s/ David Clementi
Name:      David Clementi
Title:     Chairman




By:        /s/ Jonathan Bloomer
Name:      Jonathan Bloomer
Title:     Group Chief Executive, Executive Director




By:        /s/ Philip Broadley
Name:      Philip Broadley
Title:     Group Finance Director, Executive Director




By:        /s/ Clark Manning
Name:      Clark Manning
Title: President and Chief Executive Officer--Jackson National Life, Executive Director




By:        /s/ Michael McLintock
Name:      Michael McLintock
Title:     Chief Executive--M&G, Executive Director




By:        /s/ Mark Norbom
Name:      Mark Norbom
Title:     Chief Executive--Prudential Corporation Asia, Executive Director




By:        /s/ Mark Wood
Name:      Mark Wood
Title:     Chief Executive--U.K. and European Operations, Executive Director




By:        __________________________________
Name:      Bart Becht
Title:     Non-Executive Director




By:        /s/ Bridget Macaskill
Name:      Bridget Macaskill
Title:     Non-Executive Director




By:        /s/ Rob Rowley
Name:      Rob Rowley
Title:     Non-Executive Director




By:        /s/ James Ross
Name:      James Ross
Title:     Non-Executive Director




By:        /s/ Roberto Mendoza
Name:      Roberto Mendoza
Title:     Non-Executive Director




By:        /s/ Kathleen O'Donovan
Name:      Kathleen O'Donovan
Title:     Non-Executive Director



By:        /s/ Andrew Crossley
Name:      Andrew Crossley
Title:     Director, Group Finance and Risk




By:        /s/ Thomas Meyer
Name:      Thomas Meyer

           (on behalf of Jackson National Life Insurance Company)

Title:     Authorized Representative]

                                INDEX TO EXHIBITS



Exhibit                                                            Sequentially
Number                                                             Numbered Page
------
(a)   Form of Deposit Agreement.

(d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.

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